EXHIBIT 99.1

AB Volvo and Renault sign settlement agreement

GOTEBORG, Sweden, Oct. 27, 2004 (PRIMEZONE) -- AB Volvo and Renault have signed a settlement agreement regarding the disagreement the companies have had since 2001 pertaining to Volvo's acquisition of Renault VI/Mack. According to this settlement, Renault will transfer EUR 108 M to AB Volvo.

According to the acquisition agreement in 2000, AB Volvo received 100 percent of the shares in Renault's truck subsidiaries, Renault V.I./Mack in exchange for 15 percent of the shares in AB Volvo, a transaction which has proved beneficial for both companies. Since then, AB Volvo and Renault have had ongoing discussions regarding the value of certain of the acquired assets and liabilities of Renault V.I./Mack and certain warranty claims.

In accordance with the settlement agreement now signed by both companies, Renault will transfer EUR 108 M to AB Volvo. This settlement ends the disagreement Renault and AB Volvo had in relation with the acquisition of Renault V.I./Mack. The received payment will be reported as a reduction of the goodwill amount pertaining to the acquisition of Renault V.I. The reduction will have a positive effect on earnings of approximately EUR 20 M for the fourth quarter of 2004.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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